SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A


                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           PENWEST PHARMACEUTICALS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                     $0.001
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    709754105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 JOSEPH EDELMAN, 499 PARK AVENUE, 25TH FLOOR, NEW YORK, NY 10022, (646) 205-5300
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICE AND COMMUNICATIONS)

                                OCTOBER 21, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


CUSIP No. 709754105                                      13D/A                            Page 2 of 7 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          PERCEPTIVE ADVISORS LLC
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                                                                 (a)
                                                                                                                 (b)
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER        6,694,208
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   6,694,208
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  6,694,208
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              21.15%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






CUSIP No. 709754105                                      13D/A                            Page 3 of 7 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JOSEPH EDELMAN
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER          0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                 6,694,208
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER              0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   6,694,208
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  6,694,208
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     21.15%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 709754105                      13D/A                 Page 4 of 7 Pages
--------------------------------------------------------------------------------


ITEM 1  SECURITY AND ISSUER

         This Schedule 13D/A relates to the common stock, par value $0.001 (the "Common Stock"), of Penwest Pharmaceuticals Co. (the "Issuer"). The address of the principal executive offices of the Issuer is 39 Old Ridgebury Road, Suite 11, Danbury, CT 06810-5120.

ITEM 2  IDENTITY AND BACKGROUND

         (a) The names of the persons filing this Schedule 13D/A (the "Schedule") are Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager") and Joseph Edelman, the managing member of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (the "Fund"), and to an account at First New York Trading, LLC (the "FNY Account"), has sole power to vote and dispose of the shares of Common Stock held by the Fund and the FNY Account. The Investment Manager disclaims any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

         (b) The business address of the Reporting Persons is 499 Park Avenue, 25th Floor, New York, NY 10022.

         (c) This Schedule is filed on behalf of the Investment Manager and Mr. Edelman, the Fund and the FNY Account. The Fund and the FNY Account are the record and direct beneficial owners of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund and the FNY Account. Mr. Edelman is the managing member of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of each of the Fund and the FNY Account is to invest in securities.

         (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) Perceptive Advisors LLC is organized under the laws of Delaware, USA. Mr. Edelman is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund and the FNY Account purchased the shares of Common Stock in open market transactions.

CUSIP No. 709754105                     13D/A                  Page 5 of 7 Pages
--------------------------------------------------------------------------------

ITEM 4  PURPOSE OF TRANSACTION

         The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business. The shares of Common Stock are held for investment purposes.

           Each Reporting Person expects to continuously review such person's investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

         Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its or his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

         Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer's management, directors, other shareholders and others, the Issuer's performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to their shares of the Issuer's Common Stock.

         Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 709754105                   13D/A                    Page 6 of 7 Pages
--------------------------------------------------------------------------------

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 6,694,208 shares of Common Stock as of October 21, 2008, which represent 21.15% of the Issuer's outstanding shares of Common Stock. Such 6,694,208 shares of Common Stock are comprised of (i) 6,419,846 shares of Common Stock held by the Fund and (ii) 274,362 shares of Common Stock held by the FNY Account.

          The percentage calculation was based on 31,654,967 shares outstanding which is the total number of shares outstanding as of August 4, 2008 as reported by the Issuer on the Form 10-Q as filed with the Securities and Exchange Commission on August 8, 2008.


------------------------- ------------------ ------------- --------------- ------------------
                              Sole Voting    Shared Voting      Sole            Shared
                                Power            Power       Dispositive    Dispositive Power
                                                               Power
------------------------- ------------------ ------------- --------------- ------------------
------------------------- ------------------ ------------- --------------- ------------------
Perceptive Advisors LLC            0           6,694,208         0             6,694,208
------------------------- ------------------ ------------- --------------- ------------------
------------------------- ------------------ ------------- --------------- ------------------
Joseph Edelman                     0           6,694,208         0             6,694,208
------------------------- ------------------ ------------- --------------- ------------------

     The aggregate amount of shares owned by the Reporting Persons is 6,694,208.

         (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days.

         During the past 60 days, the Reporting Persons effected the following purchases of shares of Common Stock in open market transactions:

------------------- ------------------------ -----------------------
      DATE             SHARES PURCHASED               PRICE
------------------- ------------------------ -----------------------
    9/29/2008               4,500                      5.0
   10/15/2008                 300                      5.0
--------------------------------------------------------------------
         (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated as of October 21, 2008, by and among Perceptive Advisors LLC and Joseph Edelman.

CUSIP No. 709754105                    13D/A                   Page 7 of 7 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 21, 2008
Date

/s/ Perceptive Advisors LLC
Signature

Joseph Edelman/Managing Member
Name/Title


October 21, 2008
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of October 21, 2008, by and among Perceptive Advisors LLC and Joseph Edelman.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D/A (including amendments thereto) with regard to the shares of Common Stock of Penwest Pharmaceuticals Co., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of October 21, 2008.




October 21, 2008
Date

/s/ Perceptive Advisors LLC
Signature

Joseph Edelman/Managing Member
Name/Title


October 21, 2008
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title